SCHEDULE 13G

Amendment No. 0
ULTRAGENYX PHARMA INC
Common Stock
Cusip #90400D108

Cusip #90400D108
Item 1: 	   	Reporting Person - FMR LLC
Item 4: 	   	Delaware
Item 5: 	   	3,260,240
Item 6: 	   	0
Item 7: 	   	3,260,240
Item 8: 	   	0
Item 9: 	   	3,260,240
Item 11: 	  	10.894%
Item 12: 	  	HC

Cusip #90400D108
Item 1: 	   	Reporting Person - Edward C. Johnson 3d
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	3,260,240
Item 8: 	   	0
Item 9: 	   	3,260,240
Item 11: 	  	10.894%
Item 12: 	  	IN

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a). 	    	Name of Issuer:

  	  	          	ULTRAGENYX PHARMA INC

Item 1(b). 	    	Name of Issuer's Principal Executive Offices:

  	  	          	60 LEVERONI COURT
  	  	          	Novato, CA 94949
  	  	          	USA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street, Boston, Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 Common Stock

Item 2(e). 	     	 CUSIP Number:

  	   	               	 90400D108

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(c).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	3,260,240

  	  	     	(b)    Percent of Class: 	10.894%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
3,260,240

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	3,260,240

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	    	     	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of ULTRAGENYX PHARMA INC. The interest of one person,
Beacon Bioventures Fund II Limited Partnership, in the Common Stock of
ULTRAGENYX PHARMA INC, amounted to 3,260,240 shares or 10.894% of the total outstanding Common Stock at January 31, 2014.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable. See attached Exhibit A.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	February 7, 2014
  	Date

  	/s/ Scott C. Goebel
  	Signature

  	Scott C. Goebel
  	 Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries
SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

                Beacon Bioventures Advisors Fund II Limited Partnership is the general partner of Beacon Bioventures Fund II Limited Partnership. Beacon Bioventures Advisors Fund II Limited Partnership is solely managed by Northern Neck Investors LLC, its general partner and investment manager. Northern Neck Investors LLC is owned, directly or indirectly, by various shareholders and employees of FMR LLC, including certain members of the family of Edward C. Johnson 3d.

		The ownership of one person, Beacon Bioventures
Fund II Limited Partnership, amounted to 3,260,240 shares or
10.894% of the Common Stock outstanding. Beacon Bioventures Fund II Limited Partnership has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

                Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)
RULE 13d-1(f)(1) AGREEMENT


                The undersigned persons, on February 7, 2014, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of ULTRAGENYX PHARMA INC at January 31, 2014.


  	FMR LLC

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries

  	Edward C. Johnson 3d

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of Edward C. Johnson 3d



Document-Separator. This page separates the filing documents of two notifications.

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Exhibit A